NO ACT

DC
P-t
12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024825

Received SEC
FEB 07 2008
Washington, DC 20549

February 7, 2008

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2008

Re: UST Inc.
Incoming letter dated December 14, 2007

Dear Mr. Friedman:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to UST by the Congregation of Sisters of Saint Agnes, the Sisters of St. Francis of Assisi, and Catholic Health Initiatives. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sr. Kathy Nelessen, CSA
Member-Justice, Peace, Ecology Committee
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54935

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Irene Senn
Corporate Responsibility Agent
Sisters of St. Francis of Assisi
3221 S. Lake Dr.
St. Francis, WI 53235-3799

Kevin E. Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 14, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposals Submitted by the Congregation of Sisters of Saint Agnes, the Sisters of St. Francis of Assisi and the Catholic Health Initiatives for Inclusion in UST Inc.'s 2008 Proxy Materials

Dear Ladies and Gentlemen:

UST Inc. (the "Company") has received from the Congregation of Sisters of Saint Agnes, the Sisters of St. Francis of Assisi and the Catholic Health Initiatives, as co-filers (collectively, the "Proponents"), a shareholder proposal, a copy of which is attached hereto as Exhibit A and referred to herein as the " Proposal".

The Proposal contains the following resolution:

"RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable)."

By copy of this letter, the Company notifies the Proponents of the Company's intention to omit the Proposal from the Company's proxy materials for the 2008 annual meeting of shareholders (the "2008 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted.

Summary

It is the Company's belief, with which we concur, that the Proposal, which was submitted by each of the Proponents, may be omitted from the 2008 Proxy Materials because:

a. the Proposal is contrary to Rule 14a-8(i)(3) in that it is vague and indefinite, and contains irrelevant matters, causing substantial uncertainties as to the actions that would be required by the Proposal and the matters on which shareholders would be asked to vote; and

b. the Proposal deals with a matter related to the Company's ordinary business operations (Rule 14a-8(i)(7)).

Discussion

A. Rule 14a-8(i)(3) as to vagueness, indefiniteness, and irrelevance

Staff Legal Bulletin No. 14B (September 15, 2004) (the "Bulletin")[1] provides that a proposal may be omitted under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders . . . nor the company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires;" and where "substantial portions of the supporting statement are irrelevant . . . such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Proposal is (i) inherently vague and indefinite and (ii) substantial portions are irrelevant, and therefore, may be excluded from the Company's 2008 Proxy Materials on either of these independent grounds.

The Proposal is "inherently vague or indefinite" because it completely fails to describe what actions or measures it is seeking. In this regard, while the Proposal refers to the Company's employee heath care benefits and the general public policy issue of comprehensive health care reform, the Proposal does not appear to request the Company to do anything other than vaguely to "adopt principles for comprehensive health care reform." Indeed, nowhere does the Proposal elaborate or even attempt to explain what if any actions it is requesting that the Company take. Without more, adopting vague and amorphous principles about health care reform would have no effect on the Company, its employee benefits health plan, or our nation's health care system. Accordingly, the Proposal may be excluded on the ground that it is completely vague and indefinite as to the actions or measures that it is seeking.

---

1 Consistent with the terms of the Bulletin, the Staff has also issued no-action letters to the effect that proposals that are "inherently vague or indefinite" may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(3). *See, e.g., H.J. Heinz Company* (May 25, 2001), *Bristol-Myers Squibb Company* (February 1, 1999), *Philadelphia Electric Company* (July 30, 1992), *and Fuqua Industries, Inc.* (March 12, 1991).

Moreover, the vagueness and indefiniteness of the Proposal is compounded and confused further by the inclusion of wholly-irrelevant matters, such as assertions about the alleged health consequences of cigarettes and smokeless tobacco, and/or a reference to a "University of Minnesota Cancer Center researchers report" about smokeless tobacco. While the Company does not agree with many of these characterizations and assertions,[2] their inclusion in the Proposal renders the Proposal confusing as to the matters on which shareholders would be asked to vote. None of these assertions about tobacco and health or the Minnesota report has anything to do with "comprehensive health care reform," and the Proposal does not even attempt to explain how these assertions relate to what the Proposal may be requesting. The inclusion of such irrelevancies would cause even greater confusion and uncertainties as to whether or not the principles that the Proposal requests the Company to adopt relate to our Nation's health care system generally or the Company's employee benefits health plan or its business operations in particular. Accordingly, the Proposal may be excluded on the independent ground that it contains irrelevant assertions that create a strong likelihood that a reasonable shareholder would be confused and uncertain about the matters upon which he or she would be asked to vote.

B. Rule 14a-8(i)(7) as to ordinary business operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter related to the company's ordinary business operations." The Proposal deals with a matter of ordinary business operations and therefore may be excluded from the Company's 2008 Proxy Materials.

As a preliminary matter, we note that the Staff has held that matters relating to employee benefits in general and health care in particular are matters that fall within ordinary business operations and may be excluded from a company's proxy materials. *See, e.g. General Motors Corporation* (April 11, 2007), *Target Corporation* (February 27, 2007), *Kohl's Corporation* (January 8, 2007), *International Business Machines Corporation* (January 13, 2005), *Sprint Corporation* (January 28, 2004); but, *see*, *Ford Motor Company* (March 1, 2007).

We are also aware that the Staff in *Staff Legal Bulletin No. 14C* (June 28, 2005) provided guidance on the application of rule 14a-8(i)(7) to proposals referencing public health issues. In particular, we note that the Staff has explained that, while proposals relating to public health matters may be excluded, a proposal that focuses on a "company minimizing or eliminating operations that may adversely affect the environment or the public's health" may not be excluded. The Proponents in the Proposal do not appear to ask the Company to change its operations, but rather ask the Company to take a position on the general issue of comprehensive national health care reform. Furthermore, to the extent that the Proposal could be construed to

2 For example, the Proposal cites to a newspaper report purporting to state the findings of a "University of Minnesota Cancer Center researchers report". The inclusion of these statements in the Proposal suggests smokeless tobacco is more dangerous than cigarette smoking. In fact, this is directly contrary to the generally accepted view in the scientific and public health communities that smokeless tobacco involves substantially less risk than cigarette smoking. *See, e.g.*, Royal College of Physicians. *Harm reduction in nicotine addiction: helping people who can't quit. A report by the Tobacco Advisory Group of the Royal College of Physicians.* London: RCP, 2007.

request that the Company get involved in the political or legislative process relating to comprehensive national health care reform, it is excludible under rule 14a-8(i)(7). Indeed, the Staff has held that involving a company in the political or legislative process by supporting and taking a stance on a national health care system is excludible under rule 14a-8(i)(7). *See International Business Machines Corporation* (January 21, 2002).

Conclusion

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2008 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218. My fax number for the Staff's response is (917) 777-2218. The fax numbers provided by each of the Proponents is set forth below, following each person's name and address.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman /JW/

David J. Friedman

cc: Richard A. Kohlberger
(UST Inc.)
Fax: 203-817-3171

Sr. Kathy Nelessen
Member-Trustee, Peace, Ecology Committee
Congregation of Sisters of St. Agnes
150 Southlake Circle, Apt. F
Fond du Lac, Wisconsin 54935
Fax: 920-921-8177

Sr. Irene Senn
Corporate Responsibility Agent
Sisters of St. Francis of Assisi
3221 S. Lake Drive
St. Francis, WI 53235-3799
Fax: 414-744-7193

Mr. Kevin E. Lofton
President and CFO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004
Fax: 303-298-9690

TOBACCO COMPANIES: ENDORSE HEALTH CARE PRINCIPLES

WHEREAS: our company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines – molecules ... known to be carcinogenic – than smokers."[i] The same study found that smokeless tobacco users were exposed to higher levels of NNK than cigarette smokers and reported that: "NKK is a human carcinogen known to produce lung cancer as well as cancers of the pancreas, nasal mucosa and liver in laboratory animals."[ii]

In 2007, in a "start departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, states: "I believe, if we don't fix the health care system, the lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[iii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are diminished when company finances must cover health care costs, many stemming from cancer and other diseases arising from tobacco use.

Because access to affordable, comprehensive health care/insurance is the most significant social policy issue in America[iv] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-a-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution.

---

[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Than Cigarettes," *Science Daily*, August 10, 2007.
[ii] Ibid.
[iii] John R. Seffrin, quoted in *The New York Times*, 08.31.07.
[iv] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll, *The New York Times*/CBS News.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TELEPHONE NO.: (212) 735-3000
FACSIMILE NO.: (212) 735-2000
EMAIL:

FACSIMILE TRANSMITTAL SHEET

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Heather Maples

FIRM: U.S. Securities & Exchange Commission

CITY: Washington, D.C. DATE: February 7, 2008

TELEPHONE NO.:

FACSIMILE NO.: (202) 772-9201

FROM: David J. Friedman FLR/RM:

DIRECT DIAL:

TOTAL NUMBER OF PAGES INCLUDING COVER(S): 11

MESSAGE: As requested. Please let us know if you have any questions or need anything additional.

CSA
Congregation of Sisters of St. Agnes
Promoting Justice. Building Community

RECEIVED
NOV 1 4 2007
By

November 9, 2007

Vincent A. Geier, Jr., Chairman
UST Inc.
100 W. Putnam Avenue
Greenwich, CT 06830

Dear Mr. Geier,

I write to you in behalf of the Congregation of Sisters of Saint Agnes (CSA) and other shareholders to urge the Board of Directors to adopt principles for comprehensive health care reform such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Please note the supporting statement that as shareholders, we believe publicly-held companies must account to all their shareholders vis-a-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the healthy problems of so many persons.

The members of our Congregation have ministered in the establishment of hospitals over a century ago and continue to be involved in the promotion of health care reform.

We submit the resolution for the inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Security Exchange Act of 1934. We would appreciate indication in the proxy statement that the Congregation of Sisters of Saint Agnes is a co-sponsor of this resolution. Primary contact should be made with Ms. Irene Senn for the Sisters of St. Francis in Milwaukee and we would like to receive all correspondence sent to her.

Congregation of Sisters of Saint Agnes is the beneficial owner of UST stocks which have been owned for more than one year and there is not intent to sell it. A letter verifying ownership is enclosed. We urge you to implement the action requested so further resolutions will not be necessary.

Sincerely,
Kathy Nelessen

Sr. Kathy Nelessen, CSA
Member – Justice, Peace, Ecology Committee

Cc: Ms. Irene Senn
Rev. Michael Crosby

1755 East Johnson Street, Fond du Lac, WI 54935
920.923.2121 · Fax 920.923.5190
email: csaadm@vbemail.net · web: www.csasisters.org

Victory
Capital Management

November 01, 2007

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 50 shares of UST Inc. (UST) as of November 1, 2007. This security has been held since April 24, 2002.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee
Sr. Client Administrator
Victory Capital Management
Client Management and Consulting Group

TOBACCO COMPANIES: ENDORSE HEALTH CARE PRINCIPLES

WHEREAS: our company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines – molecules ... known to be carcinogenic -- than smokers."[i]

More than 40 elements in tobacco smoke are cancer-causing. Smokers are 22 times more likely to develop lung cancer than non-smokers. Studies show length of tobacco use increases the cancer risk: cancer of the nose (2 times greater), tongue, mouth, salivary gland and pharynx (6 to 27 times more), throat (12 times) esophagus (8 –10 times); larynx (10-18 times), stomach (2-3 times), kidney (5 times) bladder (3 times), penis (2-3 times), pancreas (2-5 times) colon-rectum (3 times) and anus (5-6 times).

In 2007, in a "stark departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, stated: "I believe, if we don't fix the health care system, that lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[ii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are *diminished* when company finances must cover health care costs, many stemming from cancer and heart disease arising from tobacco use.

Because access to affordable, comprehensive health care/insurance is the most significant social policy issue in America[iii] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-a-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution.

2008HealthCarePrinciplesTobaccoCompanies.10.24.07.Final 495 words, excluding titles

---

[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Than Cigarettes," *Science Daily*, August 10, 2007.

[ii] John R. Seffrin, quoted in *The New York Times*, 08.31.07.

[iii] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll. *The New York Times*/CBS News.

RECEIVED
NOV 20 2007
By________

November 15, 2007

Sisters of St. Francis of Assisi

Vincent A. Gierer, Jr.
Chief Executive Officer
UST Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

The Sisters of St. Francis of Assisi, as religious investors, are concerned not only with the profitability of corporations in which we invest but also with those companies' social and moral responsibility. Hence our interest in the issue of health care reform.

The Sisters of St. Francis are owners of 100 shares of UST common stock. Verification of our ownership will be sent under separate cover.

I am hereby authorized by the Sisters of St. Francis of Assisi to notify you of our intention to file the enclosed resolution, "Tobacco Companies: Endorse Health Care Principles." This resolution is presented for inclusion in the proxy statement which will be considered and acted upon by shareholders at the 2008 Annual Meeting in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We intend to hold the required value of common stock through the date of UST's 2008 Annual Meeting. We are willing to meet with a representative of the company in order to discuss our concerns related to this matter. Ordinarily, we prefer to enter into dialogue with management before filing a shareholder resolution. Given this desire, we would hope to use the period between your reception of this letter and the printing of your proxy materials to discuss this issue with you.

I look forward to hearing from you.

Sincerely,

Irene Senn

Irene Senn
Corporate Responsibility Agent

Enc: Resolution

3221 S. Lake Dr.
St. Francis, WI 53235-3799

414-744-1160 (tel)
414-744-7193 (fax)

www.lakeosfs.org

TOBACCO COMPANIES: ENDORSE HEALTH CARE PRINCIPLES

WHEREAS: our company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines – molecules … known to be carcinogenic – than smokers."[i] The same study found that smokeless tobacco users were exposed to higher levels of NNK than cigarette smokers and reported that: "NKK is a human carcinogen known to produce lung cancer as well as cancers of the pancreas, nasal mucosa and liver in laboratory animals."[ii]

In 2007, in a "start departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, states: "I believe, if we don't fix the health care system, the lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[iii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are diminished when company finances must cover health care costs, many stemming from cancer and other diseases arising from tobacco use.

Because access to affordable, comprehensive health care/insurance is the most significant social policy issue in America[iv] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-s-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution.

---

[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Than Cigarettes," *Science Daily*, August 10, 2007.
[ii] Ibid.
[iii] John R. Seffrin, quoted in *The New York Times*, 08.31.07.
[iv] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll, *The New York Times*/CBS News.

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

RECEIVED NOV 20 2007 By

November 19, 2007

Vincent A Gierer, Jr., CEO
UST, Inc.
100 W. Putman Avenue
Greenwich, CT 06830

Dear Mr. Gierer:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 72 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. Tobacco companies should definitely assume responsibility in advocating for health care reform given that tobacco products including "smokeless tobacco" contribute to individual health hazards. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively advance them internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 190.00 shares of stock in UST, Inc. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Ms. Irene Senn, Sisters of St. Francis of Assisi. Colleen Scanlon, Senior Vice President, Advocacy will be the contact for Catholic Health Initiatives and can be reached at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KL/CS/dm

cc: Ms. Irene Senn, Sisters of St. Francis of Assisi
Nadira Narine, Interfaith Center on Corporate Responsibility

BNY MELLON
ASSET SERVICING

November 8, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 100.00 shares of UST INC COM. Catholic Health Initiatives has continuously held shares of this stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Betsy Tomko/[signature]

Elizabeth A. Tomko
Client Service Officer

TOBACCO COMPANIES: ENDORSE HEALTH CARE PRINCIPLES

WHEREAS: our company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines – molecules … known to be carcinogenic – than smokers."[i] The same study found that smokeless tobacco users were exposed to higher levels of NNK than cigarette smokers and reported that: "NKK is a human carcinogen known to produce lung cancer as well as cancers of the pancreas, nasal mucosa and liver in laboratory animals."[ii]

In 2007, in a "start departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, states: "I believe, if we don't fix the health care system, the lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[iii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are diminished when company finances must cover health care costs, many stemming from cancer and other diseases arising from tobacco use.

Because access to affordable, comprehensive health care/insurance is the most significant social policy issue in America[iv] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-s-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution.

---

[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Than Cigarettes," *Science Daily*, August 10, 2007.
[ii] Ibid.
[iii] John R. Seffrin, quoted in *The New York Times*, 08.31.07.
[iv] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll, *The New York Times*/CBS News.

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

December 4, 2007

Vincent A. Geier, Jr., Chairman
UST Inc.
6 High Ridge Park, Bldg. A
Stamford, CT 06905-1323

Dear Mr. Geier,

My second letter to you (11/19/07) was returned to me even though it had the same address as the earlier letter. In it I apologized for originally sending the wrong resolution and asked you to accept the enclosed resolution instead. That same resolution is enclosed here.

I hope this clarifies the confusion.

Sincerely,

Sr. Kathy Nelessen, CSA

Sr. Kathy Nelessen, CSA
Member – Justice, Peace, Ecology Committee

Cc: Ms. Irene Senn
Rev. Michael Crosby

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: storch@csasisters.org · web: www.csasisters.org

TOBACCO COMPANIES: ENDORSE HEALTH CARE PRINCIPLES

WHEREAS: our company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines – molecules ... known to be carcinogenic – than smokers."[i] The same study found that smokeless tobacco users were exposed to higher levels of NNK than cigarette smokers and reported that: "NKK is a human carcinogen known to produce lung cancer as well as cancers of the pancreas, nasal mucosa and liver in laboratory animals."[ii]

In 2007, in a "start departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, states: "I believe, if we don't fix the health care system, the lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[iii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are diminished when company finances must cover health care costs, many stemming from cancer and other diseases arising from tobacco use.

Because access to affordable, comprehensive health care/insurance is the most significant social policy issue in America[iv] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-a-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution.

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[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Than Cigarettes," *Science Daily*, August 10, 2007.
[ii] Ibid.
[iii] John R. Seffrin, quoted in *The New York Times*, 08.31.07.
[iv] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll, *The New York Times*/CBS News.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated December 14, 2007

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END